UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

_________________

THE GENLYTE GROUP INCORPORATED

(Name of Subject Company)

THE GENLYTE GROUP INCORPORATED

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

and

ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

372302109

(CUSIP Number of Class of Securities)

_________________

Daniel R. Fuller

Vice President and General Counsel

The Genlyte Group Incorporated

10350 Ormsby Park Place, Suite 601

Louisville, KY 40223

(502) 420-9500

With a Copy to:

John P. Tamisiea

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606

(312) 984-7657

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 30, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”), as amended and supplemented by Amendment No. 1 filed with the SEC on December 11, 2007, Amendment No. 2 filed with the SEC on December 19, 2007, and Amendment No. 3 filed with the SEC on December 28, 2007, by The Genlyte Group Incorporated, a Delaware corporation (“Genlyte” or the “Company”), relating to the offer by Golf Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands (“Royal Philips”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Genlyte (the “Common Shares”), including, if any, the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 13, 1999, between Genlyte and The Bank of New York (such rights together with the Common Shares, the “Shares”) at a purchase price of $95.50 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the subsection below at the end of Item 8:

Extension of Offer

On January 3, 2008, Royal Philips announced that Merger Sub had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Wednesday, January 16, 2008. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on January 2, 2008. A copy of the press release announcing the extension of the Offer is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.

Item 9. Additional Information.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:
(a)(5)(H)	Press Release of Royal Philips, dated January 3, 2008 (incorporated by reference to Exhibit (a)(2)(E) to the Schedule TO-T/A filed by Merger Sub on January 3, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE GENLYTE GROUP INCORPORATED

By:	/s/ Daniel R. Fuller
Name: Daniel R. Fuller
Title: Vice President and General Counsel

Dated: January 3, 2008